Hewlett-Packard Company 3000 Hanover Street Mail Stop 1050 Palo Alto, CA 94304-1112

Charles N. Charnas Vice President, Deputy General Counsel and Assistant Secretary (650) 857-6162 Tel (650) 857-4837 Fax charles.charnas@hp.com

VIA EDGAR

August 18, 2006

Ms. April Coleman Staff Accountant U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549

Re:	Hewlett-Packard Company
Form 10-K for the Fiscal Year Ended October 31, 2005
Filed December 21, 2005
Form 8-K Filed November 17, 2005
Form 8-K Filed February 15, 2006
Form 8-K Filed May 16, 2006
Form 8-K Filed June 6, 2006

Dear Ms. Coleman:

Thank you for your letter dated July 19, 2006 with regard to the above-referenced filings made by Hewlett-Packard Company (“HP”). We have provided below HP’s responses to the comments set forth in your letter. To facilitate your review, each of HP’s responses is presented beneath the corresponding comment.

Form 10-K for the Fiscal Year Ended October 31, 2005

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page 75

1.	We note from your disclosures that the Company recognizes revenue from sales-type leases and direct-financing leases as product revenue at the inception of the lease. Clarify how your policy for recording revenue under a direct-financing lease arrangement complies with paragraph 18 of SFAS 13. Further, tell us the amount of revenue recognized from direct-finance leases for all periods presented.

HP does not recognize revenue from direct-financing leases as product revenue at the inception of the lease. We will revise our disclosure in future filings to clarify HP’s revenue recognition policy with respect to direct-financing leases.

Ms. April Coleman August 18, 2006 Page 2 Form 8-K filed on November 17, 2005, Form 8-K filed on February 15, 2006, Form 8-K filed on May 16, 2006 and Form 8-K filed on June 6, 2006

2.	We believe the non-GAAP operating statement columnar format appearing under Item 9.01 of the above-listed Forms 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of Accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

We believe that HP’s non-GAAP operating statements present the non-GAAP financial measures included by HP in its earnings releases in a manner that is more comprehensible to investors than alternative formats. Investors are accustomed to reviewing GAAP operating statements in columnar format, and we believe that presenting non-GAAP financial measures in a similar format enhances investors’ understanding of the use of those non-GAAP financial measures as well as the relationship of each of those non-GAAP financial measures with the other presented non-GAAP financial measures.

We present each of HP’s non-GAAP operating statements in a manner that is intended to minimize the likelihood that investors would believe that the operating statement has been prepared under a comprehensive set of accounting rules or principles. For example, each non-GAAP operating statement historically has been clearly labeled as a “Non-GAAP Consolidated Condensed Statement of Earnings,” and, for additional clarity and in response to the Staff’s concerns, we have re-titled those tabular presentations of non-GAAP financial information as “Non-GAAP Consolidated Condensed Financial Information” in HP’s third quarter 2006 earnings release furnished on Form 8-K on August 16, 2006. A description of the method used to calculate each non-GAAP financial measure also is included in the accompanying press release, as is a statement that the non-GAAP financial information that HP has provided may differ from the non-GAAP financial information provided by other companies. Moreover, we provide robust and detailed reconciliations of each non-GAAP financial measure to our most directly comparable GAAP measure immediately following each non-GAAP operating statement.

Finally, although we are aware of the Staff’s perspective on this issue, we note that neither Regulation G nor Item 10(e)(1)(i) of Regulation S-K contains any specific prohibition against presenting non-GAAP financial measures in an operating statement columnar format, provided that each such non-GAAP financial measure is presented in a format that satisfies all of the requirements set forth in those regulations. We further note that the Staff’s comment invited us to explain in reasonable detail why this presentation format is justified, and we believe that we have provided a sufficient justification in this response to that comment. Notwithstanding the foregoing, we would be pleased to provide the Staff with any additional information that would be helpful to the Staff in understanding our approach to these issues.

3.	We note your use of non-GAAP measures under Item 9.01 of the Forms 8-K noted above and we further note your disclosure that “each of these non-GAAP measures is among the primary indicators management uses as a basis for planning and forecasting future periods. We believe that these non-GAAP measures provide both management and investors with a more complete understanding of the underlying operating results and trends and an enhanced overall

Ms. April Coleman August 18, 2006 Page 3

understanding of HP’s financial performance, liquidity and prospects for the future.” Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes underlying operating results. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each non-GAAP measures:

•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management's decision to use such a measure;

•	The material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Beginning with HP’s third fiscal quarter 2006 earnings release furnished on Form 8-K on August 16, 2006, we are expanding our disclosures regarding HP’s use of non-GAAP financial measures that are set forth in each HP earnings release in order to include all of the disclosures referenced in Question 8 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to each non-GAAP financial measure that appears in that earnings release.

HP acknowledges that:

•	HP is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	HP may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 857-6162 or David Ritenour at (650) 857-3059 if you have any questions about this request. Very truly yours, /s/ Charles N. Charnas Charles N. Charnas